December 10, 2024

Brian D. Spielmann
Chief Financial Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

        Re: First Business Financial Services, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-34095
Dear Brian D. Spielmann:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Efficiency Ratio and Pre-Tax, Pre-Provision Adjusted Earnings, page 37

1.     We note your presentation of    pre-tax, pre-provision adjusted return
on average
       assets    on page 38, as well as in Exhibit 99.1 to your Form 8-K filed on October 24,
       2024. This measure appears to exclude normal recurring operating expenses given the provision for credit loss is a primary expense in the banking industry. Please tell us how this measure is in accordance with Question 100.01 of the Division of
       Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures and Rule 100(b) of Regulation G, or remove this measure from your future filings.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 10, 2024
Page 2

       Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance